SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
106

[redacted]

SECURI 09058170 SION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2010
Estimated average burden hours per response...... 12.00

CM

SEC FILE NUMBER
8-52606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONL

GRACE FINANCIAL GROUP LLC FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 WINDMILL LANE
(No. and Street)

SOUTHHAMPTON	**NEW YORK**	**11968**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN VILLANTE **(631) 287 - 4633**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **BRIAN VILLANTE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRACE FINANCIAL GROUP LLC**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

LINDA S GUESSFERD
Notary Public - State of New York
NO. 01GU6125945
Qualified in Suffolk County
My Commission Expires 4/25/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Grace Financial Group, LLC

We have audited the accompanying statement of financial condition of Grace Financial Group, LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Receivable from clearing organization, net	$	879,049
Securities owned, at market value		210,874
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $133,650		10,273
Employee advances		58,333
Prepaid expenses and other assets		87,164
TOTAL ASSETS	$	1,245,693

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	776,788
Loan payable to bank		41,200
Total liabilities		817,988
Commitments and contingencies (Note 12)		
Members' equity		427,705
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,245,693

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association. The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net-worth individuals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company records securities transactions and related commission income and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis.

Fair Value Measurements
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 9).

Uncertain Tax Positions
In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances to two employees. The advances are generally short term in duration and are recovered from the commissions generated by these employees. Advances are non-interest bearing. At December 31, 2008, the amount of advances, $58,333, was considered to be fully recoverable by the Company.

NOTE 4. RECEIVABLE FROM CLEARING BROKER

At December 31, 2008, the receivable from the Company's clearing broker (see Note 5) consisted of cash of $461,871, representing the clearing deposit required under the clearing agreement, and commissions receivable from December 2008 customer securities transactions due to the Company of $417,178.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to another broker-dealer (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2008, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 6. SECURITIES OWNED

At December 31, 2008, securities owned consisted primarily of U.S. Treasury Notes held by the Company as temporary investments with a market value of approximately $210,540. The notes mature on various dates through August 2010 and approximate their fair market value. These investments were held at the Company's clearing broker at December 31, 2008.

NOTE 7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2008:

Furniture	$	9,737
Equipment		124,232
Leasehold improvements		9,954
		143,923
Less: accumulated depreciation		(133,650)
Furniture and equipment, net	$	10,273

Depreciation and amortization expense for the year ended December 31, 2008 amounted to $7,701.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2008:

Commission payable	$	335,495
Operating expenses		77,851
Bank overdraft		363,442
Total	$	776,788

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition will be categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, the Company's securities owned, consisting principally of U.S. Treasury Notes, were considered Level 1 securities and were valued based on unadjusted quoted prices for identical assets in an active market. In addition, all of the gains on the Company's securities transactions reflected in the statement of operations involved Level 1 securities.

NOTE 10. INCOME TAXES

The Company files its income tax returns as a limited liability company; as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses.

NOTE 11. BANK LOAN

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.5%. At December 31, 2008, the outstanding balance was approximately $41,000. The loan is guaranteed by a member of the Company.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in several locations under operating leases that expire through May 2010. The approximate future minimum payments required as of December 31, 2008, over the terms of the current leases are as follows:

Year ending December 31:		
2009	$	124,570
2010 (to May 31)		51,185
	$	175,755

Additionally, the Company rents office space at a rate of $4,600 per month on a month-to-month basis. Rent expense for 2008 was $200,595.

NOTE 12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company was a defendant in an arbitration case, which was disputed before a FINRA arbitration panel. The claimant was seeking damages of $325,000 against the Company and two employees. Subsequent to December 31, 2008, the claim against the Company was denied in its entirety by a decision of the FINRA arbitration panel. Counsel for the Company has indicated that the likelihood of success by the claimant to have the award vacated is remote.

NOTE 13. EMPLOYEE PURCHASE PLAN

The Company has established an equity purchase plan for those individuals employed with the Company more than four years who chose to purchase interests in the Company as Class B members. The Company is offering a 20% member interest in the aggregate to this group based on a calculated value for the Company as set forth in the plan. Class B members have voting rights proportionate to the percentage of their contributions. Through December 31, 2008, two eligible employees have purchased equity interest, representing a 4% interest in the Company at that date.

NOTE 14. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company's net capital was approximately $272,000 which exceeded the minimum net capital requirement of $54,533. The Company's ratio of aggregate indebtedness to net capital was 3.00 to 1 at December 31, 2008.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2008, the Company's net capital of approximately $272,000 exceeded the minimum net capital required under Regulation 1.17 of $54,533 by approximately $218,000.